Exhibit 99.1
Fitch raises its rating on FCA N.V. and maintains the Positive Outlook
Fitch Ratings communicated today that it has raised its rating on FCA N.V.’s long-term debt from “BB-“ to “BB”, while maintaining the Positive Outlook.
The short-term rating is confirmed at “B”.

London, 15 December 2017

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com